Exhibit 99.1

Execution Version

LOAN AGREEMENT

THIS LOAN AGREEMENT (as amended, restated, supplemented or otherwise modified from time to time, this “Agreement”) is entered into to be effective as of July 10, 2024 between Heramba Holdings, Inc., a Delaware corporation (the “Borrower”), and [     ] (the “Lender”). Each of the Borrower and the Lender are sometimes referred to herein collectively as the “Parties.”

WHEREAS, the Lender made a loan (the “Loan”) to the Borrower in the aggregate principal stated amount of $[     ] (the “Principal Amount”) on or about [     ]; and

WHEREAS, the Borrower and the Lender desire to enter into this Agreement to evidence the terms and conditions of the Loan.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties, the Parties agree to be bound as follows:

I.	Definitions and Interpretations.

A.	Definitions.

For purposes of this Agreement, unless otherwise indicated or defined herein, capitalized terms shall be defined as follows:

“Agreement” is defined in the introduction to this Agreement.

“Applicable Interest Rate” means 5.0% per annum.

“Borrower” means the entity set forth in the introduction to this Agreement and its successors and permitted assigns as provided in Article V of this Agreement.

“Borrower Power” means, with respect to any applicable action, event or circumstance of any Subsidiary of the Borrower, such action, event or circumstance that is within the actual power and authority of the Borrower (acting directly or indirectly, including through its other Subsidiaries) to cause such Subsidiary to take or do such action, event or circumstance, as applicable, or to prevent such Subsidiary from taking, doing or allowing to exist such action, event or circumstance, as applicable, subject to any fiduciary or similar duties, in each case as reasonably determined by the Borrower in good faith.

“Business Day” means any day other than a Saturday, a Sunday or a day on which commercial banks in New York, New York are required or authorized to be closed or are in fact closed.

“Event of Default” has the meaning assigned to such term in Article IV of this Agreement.

“Governmental Authority” shall mean any federal, state, provincial, local, or foreign government, court or governmental agency, authority, instrumentality or regulatory or legislative body.

“Highest Lawful Rate” means the maximum lawful rate of interest permitted to be paid to the Lender by applicable usury laws, rules or regulations, now or hereafter enacted, as changed when and as such laws, rules or regulations change, to the extent permitted by such laws, rules or regulations, effective on the day such change becomes effective.

“Interest Payment Date” means, as the context may require, (i) the Termination Date and (ii) with respect to any prepayment, the date of prepayment.

“Lender” means the entity set forth in the introduction to this Agreement and its successors and permitted registered assigns as provided in Article V of this Agreement.

“Loan” is defined in the introduction to this Agreement.

“Loan Documents” means, collectively, this Agreement, the Note and each certificate, agreement or document executed by the Borrower and delivered to the Lender under the requirements of any of the foregoing.

“Material Adverse Effect” means (a) a material adverse change in the operations, business or financial condition of the Borrower and its consolidated Subsidiaries, taken as a whole, (b) a material impairment of the ability of the Borrower to perform its obligations under any Loan Document to which it is a party or (c) a material adverse effect upon the legality, validity, binding effect or enforceability against the Borrower of this Agreement or any Loan Document to which it is a party.

“Note” means the promissory note evidencing the Loan made in accordance with Article II, Section A, substantially in the form of Exhibit A.

“Notice of Default” is defined in Article IV, Section A.

“Parties” is defined in the introduction to this Agreement.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership or government or any agency or political subdivision thereof.

“Principal Amount” is defined in the introduction to this Agreement.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company or other business entity of which an aggregate of 50% or more of the outstanding stock or comparable equity interest having ordinary voting power to elect a majority of the board of directors, managers, trustees or other controlling persons, is, at the time, directly or indirectly, owned or controlled by such Person and/or one or more Subsidiaries of such Person (irrespective of whether, at the time, stock or comparable equity interest of any other class or classes of such entity shall have or might have voting power by reason of the happening of any contingency).

“Termination Date” means April 27, 2025.

B.	Interpretations.

In and for the purposes of this Agreement:

1. “this Agreement” means this Agreement as the same may from time to time be restated, modified, supplemented, or amended and in effect;

2. the words “herein,” “hereof,” “hereunder,” and other words of similar import refer to this Agreement as a whole and not to any particular article, section, paragraph or other subdivision;

3. the headings in this Agreement are for convenience only and do not form a part of this Agreement and are not intended to interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof;

4. the singular of any term includes the plural, and vice versa;

5. the use of any term is generally applicable to any gender, and where applicable, an entity;

6. the word “or” is not exclusive, and the word “including” is not limiting (regardless of whether non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto);

7. except as otherwise expressly provided herein, where the time for doing an act falls or expires on a day which is not a Business Day, the time for doing such act is extended to the next Business Day; and

8. all references to “USD”, “Dollars” and “$” in this Agreement will be references to the lawful currency of the United States.

II.	The Note.

A. The Lender made the Loan to the Borrower in the Principal Amount, and such Loan shall be subject to the terms and conditions of this Agreement. Any portion of the Loan that is repaid may not be reborrowed.

B. Issuance and Delivery of the Note. Subject to all of the terms and conditions set forth herein, the Borrower agrees to issue and sell to the Lender, and the Lender agrees to purchase from the Borrower, the Note. The sale and purchase of the Note shall take place immediately following execution of this Agreement (the “Closing”). At the Closing, the Borrower will deliver to the Lender the Note.

C. Non-Redemption Agreement. Prior to the Closing, the Lender shall have received a fully executed copy of that certain Non-Redemption Agreement between the Lender and Project Energy Reimagined Acquisition Corp. (the “Company”) in substantially the form attached as Exhibit B hereto.

D. Repayment of Note. The Borrower shall repay the entire remaining unpaid Principal Amount of the Note, together with all accrued but unpaid interest and all reasonable costs of the Lender on the Termination Date.

E. Optional Prepayments. The Borrower shall have the right to prepay the Principal Amount of the Note, in whole or in part, at any time without notice, penalty or premium. Any prepayment of principal shall be accompanied by a payment of all interest accrued and unpaid on the portion of the Principal Amount being prepaid.

F. Interest.

1. Interest Amount. The Loan shall bear interest in cash and in Dollars on the unpaid Principal Amount thereof from time to time outstanding, from the date of this Agreement until the Loan is repaid, at a rate per annum equal to the Applicable Interest Rate. Interest on the Loan shall be payable on the Termination Date.

2. Usury Laws. Notwithstanding any other provision of this Agreement, interest under the Note shall not exceed the Highest Lawful Rate; and if any amount is paid under the Note as interest in excess of such maximum rate, then the amount so paid will not constitute interest but will constitute a payment on account of the principal amount of the Note.

G. Payments and Computations.

1. The Borrower shall make each payment hereunder not later than 5:00 P.M. (Eastern time) on the day when due, in Dollars, to the Lender at an account designated from time to time by the Lender in immediately available funds or by such other means as may be agreed between the Borrower and the Lender, without set-off or counterclaim. Payments not paid by the Borrower before 5:00 P.M. (Eastern time) shall be deemed to be received on the next Business Day. Whenever any payment or performance hereunder shall be stated to be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of payment of interest.

2. All payments will be paid to the Lender at the close of normal business on the Business Day prior to the applicable payment date.

3. All computations of interest shall be made by the Lender on the basis of a year of 365 (or, in the case of a leap year, 366) days comprised of actual days in each calendar month. Each computation by the Lender of interest hereunder shall be prima facie evidence of the amount at issue.

H. Application of Payments. Notwithstanding any other provision of this Agreement or the Note to the contrary, all payments and prepayments of principal on the Note shall be applied first to the reasonable costs of the Lender, second to the accrued but unpaid interest on the Note and third to principal of the Note.

I. Status of Note. The Note is a general unsecured, senior obligation of the Borrower.

J. Register. The Borrower shall maintain a register for the Note, with customary details, and reflect outstanding principal amounts under the Note owed to the Lender from time to time. The register shall be available for inspection upon request.

K. Indemnification. The Borrower agrees to indemnify and hold harmless the Lender, its affiliates and their respective directors, officers, employees, agents and controlling persons (each such person being an “Indemnified Party”) from and against any and all losses (but excluding financial losses to an Indemnified Party relating to the economic terms of this Agreement), claims, damages and liabilities (or actions in respect thereof), joint or several, incurred by such Indemnified Party arising out of, in connection with, or relating to, the execution or delivery of this Agreement, the performance by the Borrower of its obligations hereunder, the consummation of the transactions contemplated hereby or any pending or threatened claim or any action, suit or proceeding against the Borrower; provided that the Borrower will not be liable under the foregoing indemnification provision to the extent that any loss, claim, damage, liability or expense is found in a non-appealable judgment by a court of competent jurisdiction to have resulted from the Lender’s breach of this Agreement or from the Lender’s willful misconduct or gross negligence or fraud. In addition (and in addition to any other reimbursement of legal fees contemplated by this Agreement), the Borrower will reimburse any Indemnified Party for all out-of-pocket, expenses (including reasonable counsel fees and expenses) as they are incurred in connection with the investigation of, preparation for or defense or settlement of any pending or threatened claim or any action, suit or proceeding arising therefrom, whether or not such claim, action, suit or proceeding is initiated or brought by or on behalf of the Borrower. The provisions of this paragraph shall survive the termination of this Agreement.

III.	Representations, Warranties and Covenants of the Borrower.

A. Warranties. The Borrower represents and warrants to the Lender that as of the date hereof:

1. The Borrower is a duly organized and validly existing corporation in good standing under the laws of the jurisdiction of its organization and has the power and authority under its organizational documents to own and operate its properties and assets and to transact the business in which it is now engaged. The Borrower has the power and authority to execute and deliver this Agreement and the Note and to carry out its obligations hereunder and thereunder.

2. The execution, delivery and performance of this Agreement and the Note and the consummation of the transactions contemplated hereunder and thereunder (a) have been duly authorized by all necessary organizational action required to be obtained by the Borrower and (b) do not violate any provision of (A) law, statute, rule or regulation or any applicable order of any court or any rule, regulation or order of any Governmental Authority or (B) the certificate or articles of incorporation or other constitutive documents or by-laws of the Borrower.

3. This Agreement is a legally binding obligation of the Borrower that is enforceable in accordance with its terms (subject to (a) the effects of bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance or other laws affecting creditors’ rights generally, (b) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and (c) implied covenants of good faith and fair dealing).

4. There is no action, suit, proceeding or governmental investigation pending or, to the knowledge of the Borrower, threatened against the Borrower or any of its property or assets, which would have a material adverse effect on the ability of the Borrower to comply with its obligations hereunder.

B. Covenants. The Borrower covenants and agrees with the Lender that while any amount owed to the Lender is outstanding under this Agreement:

1. The Borrower shall as soon as reasonably practicable, and in any event within three (3) Business Days after an officer or director obtains knowledge of the occurrence thereof, notify the Lender in writing of the occurrence of any Event of Default or any event which, with the giving of notice or lapse of time or otherwise, might constitute an Event of Default and at the same time inform the Lender of any action taken or proposed to be taken by the Borrower in connection therewith.

2. The Borrower shall, and shall, to the extent of its Borrower Power, cause each of its Subsidiaries to, comply with all material laws, rules, regulations and orders of any Governmental Authority applicable to it, except (i) where the necessity or fact of compliance therewith is contested in good faith by appropriate proceedings or (ii) the failure to do so could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3. The Borrower shall pay and discharge, and shall, to the extent of its Borrower Power, cause each of its Subsidiaries to pay and discharge, before the same shall become delinquent, all governmental claims, taxes, assessments, charges, and levies, except where contested in good faith, by proper proceedings and with respect to which adequate reserves therefor have been established on the books of the Borrower or the appropriate Subsidiary in conformity with customarily applicable accounting standards.

4. The Borrower shall timely pay and discharge, and shall, to the extent of its Borrower Power, cause each of its Subsidiaries to timely pay and discharge, all before the same shall become delinquent, all payments, debts, obligations and other liabilities owed by the Borrower or the applicable Subsidiary to any third party creditor or vendor, except to the extent that the failure to timely pay and discharge would not reasonably be expected to have a Material Adverse Effect on the Borrower and its Subsidiaries taken as a whole.

5. The Borrower shall, and shall, to the extent of its Borrower Power, cause each of the Borrower’s Subsidiaries to, preserve and maintain its corporate existence and, except to the extent that the failure to preserve such rights and franchises would not reasonably be expected to have a Material Adverse Effect on the Borrower and its Subsidiaries taken as a whole. The Borrower may cause a Subsidiary to dissolve or be liquidated under applicable law so long as the assets of such Subsidiary become the assets of the Borrower or another Subsidiary of the Borrower.

IV.	Events of Default.

A. Events of Default. The occurrence of any one or more of the following events (regardless of the reason therefor) shall constitute an Event of Default:

1. The Borrower defaults in the payment of the principal of the Note when the same becomes due and payable at its stated maturity, upon declaration or otherwise, and such default continues uncured for a period of three (3) Business Days.

2. Subject to the Borrower’s rights under Article II, Section E, the Borrower defaults in the payment of interest on the Note, or any other obligation under the Loan Documents (other than principal) when such interest or other obligation becomes due and payable, and such default continues uncured for a period of three (3) Business Days.

3. The Borrower shall fail to perform or observe any term, covenant or agreement (other than the payments described in Sections IV.A.1. and IV.A.2. hereof) contained in this Agreement or in any other Loan Document and such failure continues for a period of seven (7) Business Days after receipt by the Borrower of a Notice of Default (as defined in this Clause 3), provided that, a default under this Clause 3 is not an Event of Default until the Lender notifies the Borrower in writing of the default and the Borrower does not cure such default (and such default is not waived) within the time periods specified in this Clause 3, after actual receipt of such notice (a “Notice of Default”), which must identify the default, demand that it be remedied and state that such notice is a Notice of Default.

4. Any representation or warranty made by the Borrower shall be incorrect in any material respect when made or deemed made, and, in the case of the representations and warranties contained in Sections III.A.2(b)(A) and III.A.4 hereof, become materially incorrect after the date hereof; provided that, if such lack of correctness is capable of being corrected, remedied or cured, the Borrower shall have a period of seven (7) Business Days within which to correct, remedy or cure such lack of correctness; provided further that, such seven (7) Business Day period shall commence upon the earlier of (i) the date upon which written notice from the Lender of such incorrect representation or warranty is received by the Borrower or (ii) the date upon which an executive officer or director of the Borrower has obtained knowledge of such incorrectness.

5. Pursuant to any reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law or statute of the federal government or any state government that, by its express terms, is applicable to the Borrower or any Subsidiary, (a) any proceedings involving the Borrower or any Subsidiary are commenced by or against the Borrower of the applicable Subsidiary, or (b) a trustee of any substantial part of the assets of the Borrower or any Subsidiary is applied for or appointed, and the Borrower or the applicable Subsidiary by any action or failure to act indicates its approval of, consent to or acquiescence in any of the foregoing, or an order shall be entered approving the petition in such proceedings, or approving the application for or appointment of such trustee, and within 60 days after the entry of such order or such appointment, such order or appointment is not vacated, discharged or stayed on appeal or otherwise, or shall not otherwise have ceased to continue in effect.

B. Remedies. Upon the occurrence of an Event of Default hereunder, the Lender may, at the Lender’s option, (i) by written notice to the Borrower, without presentment, demand, further notice, protest or other requirements of any kind (all of which are hereby expressly waived by the Borrower), declare the entire unpaid principal balance and unpaid accrued interest of the Note immediately due and payable, and (ii) exercise any and all rights and remedies available to it under applicable law, including, without limitation, the right to collect from the Borrower all sums due under the Note. No Event of Default may be waived or shall be deemed to have been waived, except by a written notice delivered by the Lender to the Borrower, and any such waiver shall be applicable only to the specific Events of Default expressly identified in such notice and shall not be deemed to apply to any other or subsequent Event of Default. The Borrower shall pay all reasonable costs and expenses incurred by or on behalf of the Lender in connection with the Lender’s exercise of any or all of its rights and remedies under this Agreement and the Note, including, without limitation, all reasonable expenses of collecting and enforcing this Agreement and the Note, including, without limitation, reasonable expenses and fees of legal counsel and court costs. If a payment is three (3) Business Days or more late, then an additional five percent (5.0%) annual interest rate shall be applied to the unpaid principal balance as a penalty interest rate.

V.	Transfers; Successors and Assigns.

This Agreement shall be binding upon and inure to the benefit of the Borrower, the Lender and their respective successors and permitted assigns, except that the Borrower shall not have the right to assign its rights hereunder or any interest herein without the prior written approval of the Lender. Upon written notice to the Borrower, the Lender may freely assign and transfer all of its interest in this Agreement, the Note and the Loan Documents to which it is a party to any other Person. Upon assignment or other transfer of the Note, the assignee or transferee may request that the Borrower reissue a promissory note in the name of the assignee or transferee and the Borrower shall promptly take steps to accommodate such request. The Borrower shall make updates to the register as appropriate to reflect any permitted transfer transactions for which it has knowledge.

VI.	Miscellaneous.

A. Amendments, Waivers, Etc. No amendment or waiver of any provision of this Agreement or any other Loan Document nor consent to any departure by the Borrower therefrom shall in any event be effective unless the same shall be in writing and signed by each party against whom enforcement thereof would be sought, and then any such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

B. Notices, Etc. Any notice, request, instruction or other document to be given under any section of this Agreement shall be in writing and shall be deemed given upon receipt if delivered personally or electronic mail, the next day if by express mail or three days after being sent by registered or certified U.S. mail, return receipt requested, postage prepaid to the following addresses (or at such other address as shall be specified by like notice provided that such notice shall be effective only after receipt thereof):

If to the Lender:

[       ]

[       ]

[       ]

Email: [       ]

If to the Borrower:

Heramba Holdings, Inc.

c/o Universal Registered Agents, Inc.

300 Creek View Road, Suite 209

Newark, Delaware 19711

Attn: Hans-Jörg Grundmann

Email: hansjoerggrundmann@googlemail.com

provided, however, that notices and communications to the Lender pursuant to Article II or VI shall not be effective until received by the Lender.

C. No Waiver; Remedies. No failure on the part of the Lender to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

D. Governing Law and Jurisdiction. This Agreement shall be governed by, and shall be construed and enforced in accordance with, the laws of the state of Delaware without regard to conflict of laws principles thereof that would result in the application of any law other than the law of the state of Delaware. The Parties irrevocably and unconditionally submit to the exclusive jurisdiction of the courts of the State of Delaware or, if such court does not have jurisdiction, the United States District Court for the District of Delaware, in any action arising out of or relating to this Agreement. The Parties irrevocably agree that all such claims shall be heard and determined in such a Delaware state or federal court, and that such jurisdiction of such courts with respect thereto will be exclusive. Each party hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding arising out of or relating to this Agreement that it is not subject to such jurisdiction, or that such action, suit or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts. The Parties hereby consent to and grant any such court jurisdiction over the person of such Parties and over the subject matter of any such dispute and agree that mailing of process or other papers in connection with any such action, suit or proceeding in the manner provided in Section VI.B hereof or in such other manner as may be permitted by Delaware law, will be valid and sufficient service thereof.

E. Execution in Counterparts. This Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument, and shall include images of manually executed signatures transmitted by electronic format (including, without limitation, “pdf”, “tif” or “jpg”) and other electronic signatures (including, without limitation, DocuSign and AdobeSign). The use of electronic signatures and electronic records (including, without limitation, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law.

F. Entire Agreement. This Agreement, together with all of the other Loan Documents and all certificates and documents delivered hereunder or thereunder, embodies the entire agreement of the Parties, and supersedes all prior oral or written agreements and understandings, relating to the subject matter hereof.

G. Lost or Destroyed Note. Upon receipt by the Borrower of evidence reasonably satisfactory to the Borrower of the loss, theft, destruction or mutilation of the Note, and in the case of any such loss, theft or destruction, upon delivery of an indemnity reasonably satisfactory to the Borrower or, in case of any such mutilation, upon surrender and cancellation of the Note, the Borrower will issue a new promissory note of like tenor in lieu of the Note.

H. Severability. Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction. The Parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal, or unenforceable provisions.

I. Specific Enforcement. Each party acknowledges that the rights of each party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement or the Note by either party, money damages may be inadequate and the non-breaching party may have no adequate remedy at law, and agree that irreparable damage may occur in the event that any of the provisions of this Agreement or the Note were not performed by an applicable party in accordance with their specific terms or were otherwise breached. Accordingly, each party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and the Note and to seek to enforce specifically the terms and provisions hereof and thereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such party may be entitled under this Agreement or the Note, at law or in equity.

J. Waiver of Jury Trial. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement.

LENDER:

[ ]

By:

BORROWER:

HERAMBA HOLDINGS, INC.

By:
Name:	Hans-Jörg Grundmann
Title:	Secretary and Director

Exhibit A

Form of Note

[See attached]

Exhibit B

Form of Non-redemption agreement

[See attached]